[redacted]

10026033

S ... MMISSION

Washington, D.C. ...

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Directed Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1475 Dunwoody Drive
(No. and Street)

West Chester	PA	19380
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Gelfand (610) 425-4281
(Area Code – Telephone Number)

SEC Mail Processing Section

FEB 26 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/2

OATH OR AFFIRMATION

I, Richard Gelfand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Directed Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Michael T. Zelinsky, Notary Public
West Whiteland Twp., Chester County
My Commission Expires Jan. 31, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Directed Services LLC
Statement of Financial Condition
December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

Ernst & Young

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Tel: +1 404 874 8300

Report of Independent Registered Public Accounting Firm

To the Members
Directed Services LLC

We have audited the accompanying statement of financial condition of Directed Services LLC (the Company, a wholly-owned subsidiary of ING Life Insurance and Annuity Company, which is an indirect wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Directed Services LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Atlanta, Georgia
February 22, 2010

Directed Services LLC
Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	43,978,284
Commissions and concessions receivable		765,245
Distribution fee receivable		25,287,866
Due from affiliates		8,448
Other assets		84,875
Total assets	$	70,124,718
Liabilities and member's equity		
Liabilities:		
Commissions and concessions payable	$	3,400,000
Investment advisory fees payable		11,297,073
Accounts payable and other accrued liabilities		1,032,001
Due to affiliates		13,908,214
Other liabilities		526
Total liabilities		29,637,814
Member's equity		40,486,904
Total liabilities and member's equity	$	70,124,718

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

Directed Services LLC (the Company or Member) operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940. The Company is engaged primarily in the distribution of variable insurance products. The Company is a wholly-owned subsidiary of ING Life Insurance and Annuity Company (ILIAC or Parent) and ultimately of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company's securities transactions are primarily variable annuities issued by affiliated companies. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3.

2. Summary of Significant Accounting Policies

General

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Commissions, Concessions and Distribution Fee Receivable

Commissions and concessions receivable and Distribution fee receivable are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Revenue Recognition

Commission revenue and expense are recognized when premiums are earned. Investment advisory revenues are recognized as the services are performed.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2009, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. Member income, gains, losses, deductions and credits are includable in the federal income tax return of the Parent, whether or not an actual cash distribution is made to such member during its taxable years. As such no federal income taxes are reflected for the year ended December 31, 2009. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, Accounting for Uncertainty in Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service is currently examining ING AIH's tax returns for years 2004 through 2009. Management is not aware of any adjustments as a result of this examination that would have a material impact on the financial statements of the Company.

4. Related Party Transactions

The Company is the investment advisor, transfer agent, and administrator of ING Investors Trust (Trust), an affiliate of the Company. The Company and the Trust have a unified fee agreement whereby the Company has overall responsibility to provide all of the services necessary for the ordinary operations of certain funds of the Trust. The Trust pays the Company a monthly fee based on a percentage of average daily net assets to cover the Company's management fee and ordinary expenses including, without limitation, the following: portfolio management fees, custody fees, audit fees, ordinary legal fees, registration fees, and other operating expenses. At December 31, 2009, total net fee receivables of $25,287,866 are reported in distribution fee receivable on the statement of financial condition.

In addition to being the investment advisor of the Trust, the Company is the investment advisor of ING Partners, Inc. (the Fund), an affiliate of the Company. The Company and the Fund have an investment advisory agreement, whereby the Company has overall responsibility to provide portfolio management services for the Fund. The Fund pays the Company a monthly fee, net of sub advisory fees, which are based on a percentage of average daily net assets. Under this agreement, the Company passes this monthly fee to ILIAC.

ING USA Annuity and Life Insurance Company (ING USA), an affiliate of the Company, provides certain managerial and supervisory services to the Company. The fee for these services, calculated as a percentage of average assets in the separate accounts, is the total net revenue associated with ING USA deposits.

ReliaStar Life Insurance Company of New York (RLNY), an affiliate of the Company, provides certain managerial and supervisory services to the Company. The fee for these services is calculated as a percentage of average assets in the separate accounts.

ING Investment LLC and ING Investment Management LLC, also affiliates of the Company, provide certain administrative and advisory services to the Company. The fee for these services is also calculated as a percentage of average assets.

ING AIH allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products issued by ING USA and RLNY, affiliates of the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee Benefit Plans

The employees providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2009 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

6. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of the existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

Regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is possible that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

7. Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2009. The securities owned primarily represent money market funds and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2009, the Company had net capital of $30,941,403 which was $28,965,549 in excess of its required net capital of $1,975,854. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 0.96 to 1.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

Statement of Financial Condition

Directed Services LLC
December 31, 2009
with Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG